                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                              ____________________

                                  SCHEDULE 13D
                              ____________________
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. __)*
                          INTERNATIONAL COMPUTEX, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  459337 10 1
                                 (CUSIP Number)

                                 Henry B. Levi
                            Gambrell & Stolz, L.L.P.
                           Suite 4300, SunTrust Plaza
                           303 Peachtree Street, N.E.
                             Atlanta, Georgia 30308
                            Telephone: 404/577-6000
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 2, 1998
            ---------------------------------------------------------
             Date of Event which Requires Filing of this Statement

____________________

+ On February 2, 1998, the beneficial ownership of one of the Reporting Persons was changed. At the time the beneficial ownership positions of the Reporting Persons were acquired, the issuer had no class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934. On April 29, 1997, the issuer became a reporting company under the Securities Exchange Act of 1934.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [    ]

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                               Page 2 of 8 Pages

CUSIP No.  459337 10 1
________________________________________________________________________________
(1)  NAME OF REPORTING PERSON                 Haim Emil Dahan

       S.S. OR I.R.S. IDENTIFICATION NO.      Not Required
       OF ABOVE PERSON
________________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [X]
________________________________________________________________________________
(3)  SEC USE ONLY

________________________________________________________________________________
(4)  SOURCE OF FUNDS
     PF
________________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [  ]
________________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
________________________________________________________________________________
                     (7)  SOLE VOTING POWER
                          1,707,468
     NUMBER OF            _____________________
     SHARES          (8)  SHARED VOTING POWER
     BENEFICIALLY         -0-
     OWNED BY             _____________________
     EACH            (9)  SOLE DISPOSITIVE POWER
     REPORTING            1,407,468
     PERSON WITH          _____________________
                     (10) SHARED DISPOSITIVE POWER
                          -0-
________________________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
     1,707,468
________________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                                   [  ]
________________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
     48.1%
________________________________________________________________________________
(14) TYPE OF REPORTING PERSON
     IN

                                                               Page 3 of 8 Pages


CUSIP No.  459337 10 1
________________________________________________________________________________
(1)  NAME OF REPORTING PERSON                  Michael Jeffrey Galvin

       S.S. OR I.R.S. IDENTIFICATION NO.       Not Required
       OF ABOVE PERSON
________________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [X]
________________________________________________________________________________
(3)  SEC USE ONLY

________________________________________________________________________________
(4)  SOURCE OF FUNDS
     PF
________________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [  ]
________________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
_______________________________________________________________________________

                             (7)  SOLE VOTING POWER
                                  331,171
     NUMBER OF                    _____________________
     SHARES                  (8)  SHARED VOTING POWER
     BENEFICIALLY                 -0-
     OWNED BY                     _____________________
     EACH                    (9)  SOLE DISPOSITIVE POWER
     REPORTING                    331,171
     PERSON WITH                  _____________________
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
________________________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
     331,171
________________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                                 [  ]
________________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
     9.3%
________________________________________________________________________________
(14) TYPE OF REPORTING PERSON
     IN

                                                               Page 4 of 8 Pages


CUSIP No.  459337 10 1
________________________________________________________________________________
(1)  NAME OF REPORTING PERSON                Patricia Tuxbury Salem

       S.S. OR I.R.S. IDENTIFICATION NO.     Not Required
       OF ABOVE PERSON
________________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [X]
________________________________________________________________________________
(3)  SEC USE ONLY

________________________________________________________________________________
(4)  SOURCE OF FUNDS
     PF
________________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      [  ]
________________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
________________________________________________________________________________

                             (7)  SOLE VOTING POWER
                                  275,973
     NUMBER OF                    _____________________
     SHARES                  (8)  SHARED VOTING POWER
     BENEFICIALLY                 -0-
     OWNED BY                     _____________________
     EACH                    (9)  SOLE DISPOSITIVE POWER
     REPORTING                    275,973
     PERSON WITH                  _____________________
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
________________________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
     275,973
________________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                                 [   ]
________________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
     7.8%
________________________________________________________________________________
(14) TYPE OF REPORTING PERSON
     IN

                                                               Page 5 of 8 Pages


Schedule 13D of Haim Emil Dahan, Michael Jeffrey Galvin and Patricia Tuxbury Salem with respect to the Common Stock of International CompuTex, Inc. (the "Company").

ITEM 1 SECURITY AND ISSUER

       Title of class of securities: Common Stock, par value $.001 per share, of
       ----------------------------
       International CompuTex, Inc. ("Common Stock")

       Name and Address of the principal executives officers of issuer:
       ---------------------------------------------------------------
          Haim E. Dahan, Chief Executive Officer
          5500 Interstate North Parkway, Suite 507
          Atlanta, Georgia 30328-4662

          Lawrence L. Duckworth, President and Chief Operating Officer 5500 Interstate North Parkway, Suite 507
          Atlanta, Georgia 30328-4662

          Ralph E. Walter, Chief Financial Officer
          5500 Interstate North Parkway, Suite 507
          Atlanta, Georgia 30328-4662

ITEM 2 IDENTITY AND BACKGROUND
       The following individuals are filing this statement as a group, as they may be deemed to beneficially own their shares of Common Stock as a group:
  (a)  Dahan
       -----
            (i)   Name:                Haim Emil Dahan
            (ii)  Business Address:    International CompuTex, Inc.
                                       5500 Interstate North Parkway, Suite 507
                                       Atlanta, Georgia 30328-4662
            (iii) Principal Occupation or Employment: Chief Executive Officer
                  of International CompuTex, Inc.
            (iv)  Criminal Convictions: None
            (v)   Special Civil Proceedings: None
            (vi)  Citizenship: Israel

  (b)  Galvin
       ------
            (i)   Name:                 Michael Jeffrey Galvin
            (ii)  Business Address:     International CompuTex, Inc.
                                        5500 Interstate North Parkway, Suite 507
                                        Atlanta, Georgia 30328-4662
            (iii) Principal Occupation or Employment: Vice President of Research
                  and Development of International CompuTex, Inc.
            (iv)  Criminal Convictions: None
            (v)   Special Civil Proceedings: None
            (vi)  Citizenship: United States of America

  (c) Salem
      -----
            (i)   Name:                Patricia Tuxbury Salem
            (ii)  Business Address:    International CompuTex, Inc.
                                       201 McCollough Drive, Suite 300
                                       Charlotte, North Carolina 28262
            (iii) Principal Occupation or Employment: Manager, Product Data
                  Management Services of International CompuTex, Inc.
            (iv)  Criminal Convictions: None
            (v)   Special Civil Proceedings: None
            (vi)  Citizenship: United States of America

                                                               Page 6 of 8 Pages


ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Mr. Dahan, Mr. Galvin and Ms. Salem each acquired all of his or her individual shares of Common Stock in 1993 or earlier, each using less than $1,000 of his or her personal funds.

ITEM 4 PURPOSE OF TRANSACTION

       Mr. Dahan, Mr. Galvin and Ms. Salem each acquired all of their individual shares of Common Stock at the time of the organization of the issuer in 1991. None of these individuals has any plans or proposals that relate to or would result in any of the results or events described in subitems (i) through (j) of this Item.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

  (a)  (i)  Amount and Percentage Beneficially owned by Reporting Persons:

                       Number of Shares       Percentage
            Name      Beneficially Owned      of Class/(1)/
            ----      ------------------     --------------

            Dahan          1,707,468/(2)/         48.1%
            Galvin           331,171               9.3%
            Salem            275,973               7.8%
            ---------
            (1) Based on 3,550,690 shares of Common Stock outstanding.
            (2) Mr. Dahan's number of shares includes the 300,000 shares owned by Thybo New Ventures Limited ("Thybo"), as to which he has voting rights but no dispositive power. Mr. Dahan has a contractual right to have sole voting power with respect to the shares of Common Stock held by Thybo for a period of two years commencing on February 2, 1998.

       (ii) Amount and Percentage Beneficially Owned by Group:

            Mr. Dahan, Mr. Galvin and Ms. Salem may be deemed to own their shares of Common Stock of the issuer as a group, as each of them has been a director, employee and shareholder of the issuer since at least three years prior to the issuer's initial public offering. Each of them denies that they are acting as a group, inasmuch as they have no formal or informal agreement regarding any concerted action with respect to their shares or the voting thereof. The combined beneficial ownership of these three individuals is 2,314,612 shares, or 65.2% of the outstanding Common Stock.

  (b)  Number of shares as to which such person has:

       (i)  sole power to vote:

               Name                        Shares
               ----                      ---------
               Dahan                     1,707,468
               Galvin                      331,171
               Salem                       275,973
               Entire Group              2,314,612
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                                                               Page 7 of 8 Pages


       (ii)   shared power to vote or to direct the vote:

              Name               Shares
              ----               ------
              Dahan                -0-
              Galvin               -0-
              Salem                -0-
              Entire Group         -0-

       (iii)  sole power to dispose or to direct the disposition of:

              Name                Shares
              ----                ------
              Dahan            1,407,468
              Galvin             331,171
              Salem              275,973
              Entire Group     2,014,612

       (iv)   shared power to dispose or to direct the disposition of:

              Name                Shares
              ----                ------
              Dahan                 -0-
              Galvin                -0-
              Salem                 -0-
              Entire Group          -0-

  (c)  Transactions in past 60 days:

            None, except transaction pursuant to which Thybo acquired, on February 2, 1998, 300,000 shares of Common Stock from the issuer in a private placement, pursuant to which Mr. Dahan concurrently acquired exclusive voting rights as to those shares.

  (d)  Rights to receive or direct dividends or proceeds held by third parties:
            None

  (e)  Date ceased to be 5% beneficial owner:
            Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  (a) Mr. Dahan, Mr. Galvin and Ms. Salem, in connection with financing obtained by the issuer prior to its initial public offering, granted warrants to purchase an aggregate of 111,320 of their shares of Common Stock, including 77,736, 18,291 and 15,243 shares, respectively, to seventeen unrelated individuals, none of whom individually have the right to acquire more than 7,500 of such shares. The exercise price of such warrants is $5.70 per share. The warrants expire on January 17, 2000. None of such warrants have been exercised. Mr. Dahan, Mr. Galvin and Ms. Salem have no personal knowledge as to whether any of such individuals own shares of Common Stock.

  (b) Mr. Dahan holds, for a two-year period commencing on February 2, 1998, the right to vote the 300,000 shares of Common Stock of Thybo, which were acquired by Thybo on that date. The granting of such voting rights was negotiated by Thybo and the issuer and was a condition to the sale of such shares to Thybo by the issuer. Mr. Dahan has full power to vote such shares in his sole discretion.

                                                               Page 8 of 8 Pages


ITEM 7 MATERIAL TO BE FILED AS EXHIBITS.

  A. The form of warrant, filed as Exhibit 6.6 to the Registration Statement of International CompuTex, Inc. on Form 10-SB, is hereby incorporated herein by this reference, relating to the warrants described in Item 6(a) of this Schedule.

  B. The Common Stock Purchase Agreement dated as of January 29, 1998 between Thybo and the issuer, relating to Item 6(b) of this Schedule.


                                   SIGNATURES

  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:

                       , 1998
-----------------------                     --------------------------------
                                            Haim E. Dahan


                       , 1998
-----------------------                     --------------------------------
                                            Michael J. Galvin


                       , 1998
-----------------------                     --------------------------------
                                            Patricia Tuxbury Salem